Exhibit 21.  Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Year Acquired of Formed	Percentage of Voting Securities Owned
ASI Data Services Inc	Maine	1993	100%
Northeast Savings Bank (and its 100% owned subsidiary, Northeast Bank Insurance Group, Inc.)	Maine	1987	100%